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                              April 14, 2021

       Neil Klompas
       Chief Financial Officer
       Zymeworks Inc.
       1385 West 8 th Avenue
       Suite 540
       Vancouver, BC
       V6H 3V9

                                                        Re: Zymeworks Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Filed February 24,
2021
                                                            File No. 001-38068

       Dear Mr. Klompas:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the fiscal year ended December 31, 2020

       Managements Discussion and Analysis of Financial Condition and Results of Operation
       Results of Operations for the Years Ended December 31, 2020, 2019 and
2018
       Research and Development Expense, page 81

   1. We note that you have multiple drug candidates in varying stages of development and clinical testing and
that research and development is a significant aspect of your business.
                                                        Please provide more
detail for your research and development expenses for each period presented, including
but not limited to by product candidate as well as by the nature of the expenses. To the extent
that you do not track expenses by product candidate, please
                                                        disclose as such.
 Neil Klompas
Zymeworks Inc.
April 14, 2021
Page 2
Consolidated Financial Statements
Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies
Segment Information, page 97

2. Please tell us your consideration of providing the entity-wide geographic disclosures required by ASC 280-10-50-41, or tell us how you conclude that revisions are not required.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Ibolya Ignat at (202) 551-3636, or Li Xiao at (202) 551-4391 with any questions.



FirstName LastNameNeil Klompas                               Sincerely,
Comapany NameZymeworks Inc.
                                                             Division of
Corporation Finance
April 14, 2021 Page 2                                        Office of Life
Sciences
FirstName LastName